Room 4561
      August 4, 2005


Bonnie L. Herron
Chief Financial Officer
Intelligent Systems Corporation
4355 Shackleford Road
Norcross, Georgia 30093
(770) 381-2900

Re: 	Intelligent Systems Corporation
      Form 10-KSB for the fiscal year ended December 31, 2004
      Filed March 30, 2005
      Form 10-QSB for the quarter year ended March 31, 2005
      Filed May 13, 2005
      File No. 001-09330

Dear Mrs. Herron:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

General

1. Based on the Company`s consolidated financial statements as of the
quarterly period ended March 31, 2005, we note that a significant portion of the Company`s assets are securities.1 In addition, investing activities have generated significant income for the Company. It appears that the Company may be an investment company under section 3(a)(1)(A) or (C) of the Investment Company Act of 1940
(the "Company Act"). Section 3(a)(1) of the Company Act defines an investment company, in relevant part, as: any issuer which ? (A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities . . . or (C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer`s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.2

Although we were able to examine the Company`s consolidated financial statements, we were unable to perform the analysis required under section 3(a)(1)(C) of the Company Act. Please provide a written response indicating whether the Company is an investment company under section 3(a)(1) of the Company Act.

1 	In the Company`s Form 10-KSB for the fiscal year ended
December
31, 2004, you state that "[f]requent acquisitions of or investments in early stage companies in the technology industry have long been components of [your] overall strategy."

2	Section 2(a)(41) of the Company Act defines value, in
relevant
part, as, (1) with respect to securities owned at the end of the last preceding fiscal quarter for which market quotations are readily available, the market value at the end of the quarter, and (2) with respect to other securities and assets owned at the end of the last preceding fiscal quarter, fair value at the end of the quarter, as determined in good faith by the board of directors.

      Section 3(a)(2) of the Company Act provides that the term "investment securities" includes all securities except (a) Government securities, (b) securities issued by employees` securities companies, and (c) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in sections
3(c)(1) or 3(c)(7).



*	*	*	*	*


      As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

      the company is responsible for the adequacy and accuracy of the disclosure in the filing;

      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Morgan Youngwood at
(202)
551-3479, Melissa Walsh at (202) 551-3224 or Stephen Krikorian at
(202) 551-3730.


							Sincerely,


							Stephen Krikorian
							Accounting Branch Chief
??

??

??

??

Bonnie L. Herron
Intelligent Systems Corporation
August 4, 2005
Page 1